September 25, 2025

Jamie Pierson
Chief Financial Officer
Forward Air Corp
1915 Snapps Ferry Road
Building N
Greeneville, TN 37745

       Re: Forward Air Corp
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 24, 2025
           File No. 000-22490
Dear Jamie Pierson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation